THE ALKALINE WATER COMPANY INC.
7730 E. Greenway Road Ste. 203
Scottsdale, AZ 85260
Tel: 480.656.2423

April 3, 2014

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
USA

Attention:	Mara L. Ransom
Assistant Director

Dear Sirs:

Re:	The Alkaline Water Company Inc. (the “Company”)
Amendment No. 4 to Registration Statement on Form S-1
Filed March 28, 2014
File No. 333-192599

               We write in response to your letter of April 2, 2014 to Steven Nickolas, President, Chief Executive Officer and director of the Company, with respect to Amendment No. 4 to Registration Statement on Form S-1 filed by the Company on March 28, 2014. Our responses are numbered in a manner that corresponds with your comments as set out in your letter of April 2, 2014.

General

1.

Please update the disclosures in your registration statement, as necessary, to reflect your most recently completed fiscal year, which ended on March 31, 2014. See, e.g., the information in your prospectus summary, your risk factor disclosure, your executive compensation disclosure, your beneficial ownership disclosure and your related person transaction disclosure.

We filed the Amendment No. 5 to Registration Statement on Form S-1 to address your comment.

Should you have any questions, please do not hesitate to contact the Company’s legal counsel: Clark Wilson LLP, Attn: Jun Ho Song, at (604) 643-3106.

Yours truly,

THE ALKALINE WATER COMPANY INC.

/s/ Steven Nickolas
Steven Nickolas
President, Chief Executive Officer and Director